Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Lance General Public FAQ
ABOUT THE MERGER
Why did Lance decide to merge (with appropriate approvals) with Snyder’s of Hanover?
The proposed merger will create a stronger snack food company in a very competitive snack food industry that can better grow its brands, better serve its customers and expand the distribution of our salty and bakery snacks to consumers across the country all while continuing to deliver value to shareholders.
What will be the name of the combined company?
Pending the appropriate regulatory and shareholder review and approval, the name of the proposed company will be Snyder’s-Lance, Inc.
Where will the headquarters be located?
The new company will have corporate offices in Charlotte, North Carolina (Lance’s headquarters) with certain key leaders and functions continuing to be headquartered in Hanover, PA (Snyder’s headquarters).
What about the existing facilities where Snyder’s products are made? Will these remain open following the closing of the merger?
Our ultimate goal with the proposed merger is to create a stronger snack food company with a broad offering of snack food products consumers want made by a customer-focused company. We hope to take advantage of the existing Snyder’s and Lance facilities and their locations to leverage capacity and to improve access and service to our retail partners and ultimately, our loyal consumers.
When will the merger take effect?
Pending regulatory and shareholder approval, we hope to finalize the deal in the fall.
ABOUT LANCE AND SNYDER’S BRANDS
What other brands does Snyder’s make?
Snyder’s of Hanover is best known for the company’s iconic pretzel brand which is the U.S. leader in pretzels. Other brands in the Snyder’s family include Grande®, Jays®, O-Ke-Doke®, Krunchers!® and EatSmart® Naturals.
Will you be phasing out any products or brands made by Lance?
Our plan is for the combined company to have a well-established portfolio of snack food brands that includes the iconic Snyder’s pretzels, iconic Lance sandwich crackers as well as Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke®, Stella D’oro®, Krunchers!®, Archway®, EatSmart® Naturals and Lance Private Brands. Products will include pretzels, sandwich crackers, potato chips, popcorn, crackers, tortilla chips, cookies, sugar wafers, nuts and seeds, among others.
Will I still be able to find my favorite Lance products on store shelves?
Yes. There are no planned changes with the current products available at the retailers who carry Lance products.